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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549






                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                       Network-1 Security Solutions, Inc.
                       ----------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
                   ------------------------------------------
                         (Title of Class of Securities)



                                   64121N 10 9
                              --------------------
                                 (CUSIP Number)


                                December 31, 2000
                   -------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_| Rule 13d-1(b)
      |_| Rule 13d-1(c)
      |X| Rule 13d-1(d)


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                                  Page 1 of 7

                                  SCHEDULE 13G

CUSIP No.  64121N 10 9                                         Page 2 of 7 Pages
--------------------------------------------------------------------------------
1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Corey M. Horowitz
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |_|
                                                                      (b)   |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA
--------------------------------------------------------------------------------
                               5)   SOLE VOTING POWER

         NUMBER                     608,271
         OF                    -------------------------------------------------
         SHARES                6)   SHARED VOTING POWER
         BENEFICIALLY
         OWNED BY                   284,218 (See Item 4)
         EACH                  -------------------------------------------------
         REPORTING             7)   SOLE DISPOSITIVE POWER
         PERSON
         WITH:                      608,271
                               -------------------------------------------------
                               8)   SHARED DISPOSITIVE POWER

                                    284,218 (See Item 4)
--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         892,489 (See Item 4)
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         |_|
--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         13.4% (See Item 4)
--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON

         IN
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                                  Page 2 of 7

                                  SCHEDULE 13G

CUSIP No.  64121N 10 9                                         Page 3 of 7 Pages
--------------------------------------------------------------------------------
1)       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         CMH Capital Management Corp.
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)   |_|
                                                                      (b)   |_|
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
--------------------------------------------------------------------------------
                               5)   SOLE VOTING POWER

         NUMBER                     280,399
         OF                    -------------------------------------------------
         SHARES                6)   SHARED VOTING POWER
         BENEFICIALLY
         OWNED BY                   0
         EACH                  -------------------------------------------------
         REPORTING             7)   SOLE DISPOSITIVE POWER
         PERSON
         WITH:                      280,399
                               -------------------------------------------------
                               8)   SHARED DISPOSITIVE POWER

                                    0
--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         280,399
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

         |_|
--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         4.2% (See Item 4)
--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON

         CO
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                                  Page 3 of 7

                                  Schedule 13G
                                  ------------
ITEM 1(A).   NAME OF ISSUER:

             Network-1 Security Solutions, Inc.

ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             Reservoir Place, 1601 Trapelo Road, Waltham, Massachusetts  02451

ITEM 2(A).   NAME OF PERSON FILING:

             This statement is being filed by Corey Horowitz and CMH Capital Management Corp.

ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             The address of the principal business office of Corey Horowitz is c/o CMH Capital Management Corp., 885 Third Avenue, New York, New York 10022. The address of the principal business office of CMH Capital Management Corp. is 885 Third Avenue, New York, New York 10022.

ITEM 2(C).   CITIZENSHIP:

             Corey Horowitz is a citizen of the United States of America. CMH Capital Management Corp. is a New York corporation.

ITEM 2(D).   TITLE OF CLASS OF SECURITIES:

             Common Stock, par value $.01 per share

ITEM 2(E).   CUSIP NUMBER:

             64121N 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             (a) |_| Broker or dealer registered under Section 15 of the Exchange Act.

             (b)  |_| Bank as defined in Section 3(a)(6) of the Exchange Act.

             (c)  |_| Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

             (d)  |_| Investment company registered under Section 8 of the
                      Investment Company Act.

             (e)  |_| Investment adviser in accordance with Rule 13d-1(b)(1)
                      (ii)(E).

             (f)  |_| Employee benefit plan or endowment fund in accordance with
                      Rule 13d-1(b)(1)(ii)(F).

             (g)  |_| Parent holding company or control person in accordance
                      with Rule 13d-1(b)(ii)(G).

             (h)  |_| Savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act.

             (i)  |_| Church plan that is excluded from the definition of an
                      investment company under Section 3(c)(14) of the Investment Company Act.

             (j)  |_| Group, in accordance with Rule 13d-1(b)(ii)(J).

ITEM 4.      OWNERSHIP.

(a)-(b) Corey Horowitz beneficially owns an aggregate of 892,489 shares of Common Stock, representing approximately 13.4% of the Common Stock outstanding. Mr. Horowitz is the record holder of 608,271 of such shares of Common Stock (including currently exercisable options and warrants for 40,000 and 81,968 shares, respectively), representing approximately 9.1% of the Common Stock outstanding. CMH Capital Management Corp. ("CMH"), a corporation whose sole stockholder and officer is Mr. Horowitz, is the record holder of 280,399 of such shares of Common Stock (including currently exercisable warrants for 124,936 shares), representing approximately 4.2% of the Common Stock outstanding. Horowitz Partners, a general partnership whose partners include Mr. Horowitz, is the record holder of 2,291 of such shares of Common Stock, representing less than 1% of the Common Stock Outstanding. Mr. Horowitz's wife is the record holder of 1,528 of such shares of Common Stock, representing less than 1% of the Common Stock Outstanding.

(c) By reason of his position as sole stockholder and officer of CMH, Mr. Horowitz may be deemed to possess the power to vote and dispose of the shares of Common Stock owned by CMH. By reason of his position as a general partner of Horowitz Partners, Mr. Horowitz may be deemed to possess the power to vote and dispose of the shares of Common Stock owned by Horowitz Partners.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             CMH now owns less than 5% of the Common Stock.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not applicable

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not applicable

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not applicable

ITEM 10.     CERTIFICATION.

             Not applicable

                                    SIGNATURE
                                    ---------


             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 13, 2001


                                             /s/Corey M. Horowitz
                                             ---------------------------------
                                             Corey M. Horowitz

                                             CMH CAPITAL MANAGEMENT CORP.



                                             By: /s/Corey M. Horowitz
                                                 -----------------------------
                                                 Corey M. Horowitz, President

                                    EXHIBIT 1

                            AGREEMENT OF JOINT FILING

         Pursuant to Rule 13d-1(k) promulgated under the Securities
Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13G (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 13, 2001.


                                          /s/Corey M. Horowitz
                                          ------------------------------------
                                          Corey M. Horowitz

                                          CMH CAPITAL MANAGEMENT CORP.


                                          By:  /s/Corey M. Horowitz
                                               -------------------------------
                                               Corey M. Horowitz, President














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